Exhibit 99.1

CAAP Increases Stake in Corporación América Italia S.p.A.

Luxembourg, May 28, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, announced today that it has acquired, through its Spanish subsidiary Dicasa Spain S.A.U., the remaining 25% interest in Corporación América Italia S.p.A. (“CAI”) from the Investment Corporation of Dubai (“ICD”), thereby increasing its total interest in CAI to 100%. CAI holds a 62.28% interest in Toscana Aeroporti S.p.A. (“TA”), the Company’s subsidiary that operates the Pisa and Florence airports.

The transaction was completed through a share swap agreement, with CAAP delivering 1,996,439 newly issued shares to ICD as consideration for the 25% interest in CAI. To ensure a fair valuation, an internationally recognized firm was engaged to provide an independent fairness opinion.

With this acquisition, CAAP has increased its indirect economic interest in Toscana Aeroporti S.p.A. by 15.6%, further strengthening its strategic position in the Italian airport sector.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716